Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

and Deemed Filed Pursuant To Rule 14(a)-12

of the Securities Exchange Act Of 1934, as amended

Filed By: Mercantile Bankshares Corporation

Subject Company: F&M Bancorp

Commission File No. 0-12638

April 24, 2003

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

The following is a joint press release issued by Mercantile and F&M Bancorp on April 24, 2003.

FOR IMMEDIATE RELEASE	April 24, 2003
Baltimore and Frederick, Maryland

MERCANTILE BANKSHARES CORPORATION AND F&M BANCORP

ANNOUNCE BANK NAMES AND MANAGEMENT TEAMS FOR MERCANTILE’S

FREDERICK AND WESTERN MARYLAND AFFILIATES

As part of Mercantile Bankshares Corporation’s [Nasdaq: MRBK] intended acquisition of F&M Bancorp [Nasdaq: FMBN], both companies today announced the bank names and management teams for what will become Mercantile’s Frederick and Western Maryland affiliates.

The new Frederick County affiliate of Mercantile Bankshares will combine Mercantile’s existing affiliate, Fredericktown Bank, and the Frederick County branches of Farmers & Mechanics Bank. The resulting bank will be called Farmers & Mechanics Bank. Upon the closing of the acquisition after receipt of the required shareholder and regulatory approvals, O. James Talbott II, Senior Vice President of Mercantile Bankshares, will become Chairman and CEO of the new combined Farmers & Mechanics Bank affiliate. “Jim has worked with the community bank affiliates for the past 26 years and for several years ran the former Belair National Bank, one of our three charter member bank affiliates,” said Edward J. Kelly III, Chairman and CEO of Mercantile Bankshares Corporation. “I am delighted that Jim has agreed to take on this important role. He is uniquely suited to lead the new organization; he knows our business model, our banks and their markets well.”

Several Farmers & Mechanics Bank executive officers will have key roles in the new organization. David R. Stauffer, currently Senior Executive Vice President and Chief Operating Officer, will become Vice Chairman of the Board and play a senior role with respect to clients, in addition to helping us manage the nonbank business lines in which Farmers & Mechanics Bank will be engaged. Kaye A. Simmons, Executive Vice President and Chief Financial Officer, will hold these positions within the new organization, and Executive Vice President Stephen K. Heine, currently Director of Sales and Marketing, will head Commercial and Retail Banking. David L. Hoffman, currently the Senior Vice President of Commercial Loan Administration at Fredericktown Bank, will become Executive Vice President and Chief Credit Officer for the new Farmers & Mechanics Bank.

In Washington and Allegany counties, Mercantile’s existing affiliate, Fidelity Bank, headquartered in Frostburg, Md., will be combined with Farmers & Mechanics’ affiliate Home Federal to create an expanded Western Maryland affiliate that will be called Fidelity Bank and will be headquartered in Hagerstown. J. Brian Gaeng, current CEO of Fredericktown Bank, will become the President and CEO of this new combined organization. C. Joseph Cunningham, currently President and CEO of Fidelity Bank, will become the Executive Vice President with continued responsibility for the greater Cumberland and Frostburg markets.

The Farmers & Mechanics offices currently located outside Frederick County will be integrated into several Mercantile affiliates based on geography. The Carroll County offices will become part of Westminster Union Bank, headquartered in Westminster, Md.; Montgomery County offices will be integrated into Potomac Valley Bank, headquartered in Gaithersburg, Md.; Howard County offices will be integrated into Citizens National Bank, headquartered in Laurel, Md.; and Baltimore County offices will become part of Mercantile-Safe Deposit and Trust Company, headquartered in Baltimore.

Mercantile Bankshares Corporation, with assets in excess of $11 billion, is a multibank holding company headquartered in Baltimore. It has 16 banking affiliates in Maryland, one banking affiliate in Delaware and three in Virginia.

F&M Bancorp, with assets in excess of $2 billion, is a bank holding company headquartered in Frederick, Md. Farmers & Mechanics Bank and its affiliate, Home Federal, operate 48 banking offices in Frederick County and six contiguous counties.

The transaction is subject to approval by the F&M Bancorp shareholders and the relevant bank regulatory agencies.

F&M and Faye E. Cannon, F&M’s President and Chief Executive Officer, and certain of F&M’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of F&M in favor of the Merger. The other executive officers and directors of F&M who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Cannon and F&M’s other executive officers and directors in F&M is set forth in the proxy statement for F&M’s 2002 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2002. In addition to those interests (i) Ms. Cannon and David R. Stauffer will receive, at the closing time of the Merger, cash payments in respect of foregone option grants of F&M common stock, (ii) Mercantile will maintain a split-dollar life insurance policy for James L. Hogan, (iii) certain executive officers, including Ms. Cannon, may be entitled to receive lump sum payments of amounts due under certain individual severance agreements or under the FMNB Executive Supplemental Income Plan, (iv) two members of F&M’s current board of directors, who have not been named as of the date of this filing, will become directors of Mercantile following the Merger, (v) four members of F&M’s current board of directors, who have not been named as of the date of this filing, will become directors of a wholly-owned subsidiary bank of Mercantile following the Merger, (vi) a wholly-owned subsidiary bank of Mercantile will form an advisory board which will include all members of F&M’s current board of directors, each member will serve for an initial term of four years at a rate of $15,000 per year, (vii) each executive officer will be entitled to receive reimbursement for tax advice and financial planning, subject to a limit of $5,000 per executive and (viii) each of the F&M’s directors will receive a lump sum payment of $21,000 under the Unfunded Deferred Compensation Plan for Non-Employee Directors when such director ceases to be a member of F&M’s board. If and to the extent that Ms. Cannon and Messrs. Stauffer and Hogan will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Cannon and Messrs. Stauffer and Hogan and F&M’s other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT.

F&M and Mercantile intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the Merger. The proxy statement/prospectus will be mailed to the stockholders of F&M. Investors and security holders of F&M and Parent are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about F&M, Mercantile and the Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by F&M or Mercantile with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M’s website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 237-5900. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

For Mercantile Bankshares:	For F&M Bancorp:
Investor Contact:	Investor/Media Contact:
David Borowy	Kaye Simmons
410-347-8361	301-694-4170
david.borowy@mercantile.net	ksimm@fmbn.com

Media Contact:
Janice Davis
410-237-5971
janice.davis@mercantile.net

# # #

The merger agreement for Mercantile Bankshares Corporation’s acquisition of F&M Bancorp was filed by Mercantile Bankshares Corporation today under cover of Form 8-K and is incorporated by reference into this filing.